UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CHINA CRESCENT ENTERPRISES, INC.

(Name of Issuer)

Shares of Common Stock, $0.001 Par Value

(Title of Class of Securities)

16945G207

(CUSIP Number)

April 15, 2010
(Date of Event Which Requires Filing of this Statement)

Check  the appropriate box to designate the rule pursuant to which this Schedule is  filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

     *The  remainder  of  this  cover  page  shall be filled out for a reporting person's  initial  filing  on  this  form  with  respect to the subject class of securities,  and for any subsequent amendment containing information which would alter  disclosures  provided  in  a  prior  cover  page.

     The  information  required on the remainder of this cover page shall not be deemed  to  be  "filed" for the purpose of Section 18 of the Securities Exchange Act  of  1934 ("Act") or otherwise subject to the liabilities of that section of the  Act  but  shall be subject to all other provisions of the Act (however, see the  Notes).

CUSIP  No. 16945G207
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1)	Names of Reporting Persons. Michael Houri
I.R.S. Identification Nos. of Above Persons (entities only)

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2)	Check the Appropriate Box if a Member of a Group	(a) ☐
	(See Instructions)	(b) ☐

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3)	SEC Use Only

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4)	Citizenship or Place of Organization

Israel----------------------------------------------------------

Number of Shares	5)	Sole Voting Power 16,883,879
Beneficially	__________________________________________________
Owned by Each	6)	Shared Voting Power 0
Reporting	__________________________________________________
Person With	7)	Sole Dispositive Power 16,883,879
	__________________________________________________
	8)	Shared Dispositive Power 0

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9)	Aggregate Amount Beneficially Owned by Each Reporting Person

16,883,879
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10)	Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions) ☐

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11)	Percent of Class Represented by Amount in Item 9

7.2%
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12)	Type of Reporting Person (See Instructions)

IN
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EXPLANATORY NOTE:
THIS AMENDED SCHEDULE 13G IS BEING FILED TO CORRECT THE PERCENTAGE OF THE ISSUER'S OUTSTANDING SHARES OWNED BY MR. HOURI.

THE ISSUER FILED ITS ANNUAL REPORT ON APRIL 15, 2010. WHEN THE ANNUAL REPORT WAS FILED, WE DISCOVERED THAT THE ISSUER HAS  234,370,600 SHARES OUTSTANDING, AND NOT 124,749,303 AS WE HAD BELIEVED BASED UPON THE ISSUER'S FORM 10-Q FOR THE QUARTER ENDING SEPTEMBER 30, 2009.

ITEM  1.

(A)	NAME OF ISSUER

China Crescent Enterprises, Inc., a Nevada corporation (the “Issuer”)

(B)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

14860 Montfort Drive, Suite 210, Dallas, TX    75254.

ITEM  2.

(A)	NAME OF PERSONS FILING

Michael Houri

(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

58 Hameshorer Atsag Street, Jerusalem, Israel

(C)	CITIZENSHIP

Israel

(D)	TITLE OF CLASS OF SECURITIES

Common stock, $0.001 par value

(E)	CUSIP NUMBER

16945G207

ITEM  3.

If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ___ An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

(f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM  4.     OWNERSHIP.

     Provide  the  following  information  regarding  the  aggregate  number and percentage  of  the  class  of  securities  of  the issuer identified in Item 1.

     (a)  Amount  beneficially  owned:

16,883,879

     (b)  Percent of class:

7.2%

     (c)  Number  of  shares  as  to  which  the  person  has:

     (i)  Sole  power  to  vote  or  to direct the vote:
16,883,879
     (ii) Shared  power  to  vote or to direct the vote:
0
     (iii) Sole power to dispose or to direct the disposition of:
16,883,879
     (iv) Shared power to dispose or to direct the disposition of:
0

ITEM  5.     OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS

If  this  statement is being filed to report the fact that as of the date hereof the  reporting  person  has  ceased to be the beneficial owner of more than five percent  of  the  class  of  securities,  check  the  following  ☐.

ITEM  6.  OWNERSHIP  OF  MORE  THAN  FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM  7.  IDENTIFICATION  AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE  SECURITY  BEING  REPORTED  ON  BY  THE  PARENT  HOLDING  COMPANY

Not applicable

ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

Not applicable

ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP

Not applicable

ITEM  10.     CERTIFICATION.

By  signing  below we certify that, to the best of our knowledge and belief, the securities  referred to above were not acquired and are not held for the purpose of  or  with  the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant  in  any  transaction  having  that  purpose  or  effect.

Dated:

April 21, 2010

By:	/s/
Michael Houri
Name: Michael Houri
Title: